SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: March 8, 2006	By:	/s/ Kathryn Heath
		Name:	Kathryn Heath
		Title:	Associate General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-012 dated March 7, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium and Royster-Clark Announce Follow-up Offer for Royster-Clark Subordinated Notes ALL AMOUNTS ARE STATED IN U.S.$ UNLESS OTHERWISE STATED	06-012
Date: March 7, 2006

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, ALBERTA — March 7, 2006 — Agrium Inc. (TSX and NYSE: AGU) (“Agrium”) and its indirect wholly-owned subsidiary, Royster-Clark ULC (“RC ULC”), are pleased to announce that RC ULC and its affiliates have made an offer to acquire all remaining outstanding 14 percent subordinated notes of RC ULC (the “Notes”) at a price of Cdn.$9.20 per $6.0832 principal amount of Notes. The offer price is the same price allocated to the Notes under Agrium’s offer to acquire all of the income deposit securities (“IDSs”) of RC ULC and Royster-Clark Ltd. under which Agrium acquired 98.67 percent of the IDSs on February 9, 2006. Agrium has since acquired the remainder of the common shares of Royster-Clark Ltd. that previously formed part of the IDSs. The IDSs were delisted from trading on the Toronto Stock Exchange at the close of trading on March 6. The offer has a deemed repurchase date for the Notes of April 1, 2006, which enables holders of Notes to receive the interest payment on the Notes payable on or about April 15, 2006 to Noteholders of record on March 31, 2006, regardless of the date on which a Noteholder accepts the offer or deposits his or her Notes to the offer.
The above-described offer is for all outstanding Notes, including both Notes that previously formed part of an IDS as well as Notes that were previously issued by RC ULC as part of a separate private placement in July 2005. A copy of the offer is being mailed to all Noteholders and is also available on Agrium’s website at www.agrium.com. The offer is open for acceptance until 4:00 p.m. (Calgary time) on April 4, 2006. Noteholders who hold their Notes through a broker, investment dealer or other nominee should contact their nominee for assistance well in advance of the April 4 expiry date in order to deposit their Notes to the offer.
The Board of Directors of RC ULC has recommended that Noteholders accept the offer and deposit their Notes to the offer.
As required under the indenture governing the Notes, as there has been a change of control of RC ULC as a result of Agrium’s acquisition, RC ULC is concurrently making an offer to acquire the remaining Notes at a price of 101 percent of the principal amount. The consideration offered under the 101 percent offer is less than that under the Cdn.$9.20 offer described above.
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.